APPENDIX A:
INVESTMENT RISKS

YOU MIGHT LOSE YOUR MONEY

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying an Investment Certificate is not like that at all. The ability of Artisanal Cheese & Hemstroughts Bakery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

LIMITED SERVICES

Artisanal Cheese & Hemstroughts Bakery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

COMPETITION

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Artisanal Cheese & Hemstroughts Bakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Artisanal Cheese & Hemstroughts Bakery's core business or the inability to compete successfully against the with other competitors could negatively affect Artisanal Cheese & Hemstroughts Bakery's financial performance.

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Artisanal Cheese & Hemstroughts Bakery's management or vote on and/or influence any managerial decisions regarding Artisanal Cheese & Hemstroughts Bakery, apart from those decisions described in the Company's bylaws. Furthermore, if the founders or other key personnel of Artisanal Cheese & Hemstroughts Bakery were to leave Artisanal Cheese & Hemstroughts Bakery or become unable to work, Artisanal Cheese & Hemstroughts Bakery (and your investment) could suffer substantially.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Artisanal Cheese & Hemstroughts Bakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Artisanal Cheese & Hemstroughts Bakery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

INABILITY TO SELL YOUR INVESTMENT

The law prohibits you from selling your securities (except in certain very limited circumstances)

for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

THE COMPANY MIGHT NEED MORE CAPITAL

Artisanal Cheese & Hemstroughts Bakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Artisanal Cheese & Hemstroughts Bakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

CHANGES IN ECONOMIC CONDITIONS COULD HURT ARTISANAL CHEESE & HEMSTROUGHTS BAKERY

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Artisanal Cheese & Hemstroughts Bakery's financial performance or ability to continue to operate. In the event Artisanal Cheese & Hemstroughts Bakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

NO REGISTRATION UNDER SECURITIES LAWS

The Investment Certificates will not be registered with the SEC or the securities regulator of any State. Hence, neither Artisanal Cheese & Hemstroughts Bakery nor the Investment Certificates will be subject to the same degree of regulation and scrutiny as if they were registered.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

LACK OF ONGOING INFORMATION

Artisanal Cheese & Hemstroughts Bakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Artisanal Cheese & Hemstroughts Bakery is allowed to stop providing annual information in certain circumstances.

UNINSURED LOSSES

Although Artisanal Cheese & Hemstroughts Bakery will carry some insurance, Artisanal Cheese

& Hemstroughts Bakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Artisanal Cheese & Hemstroughts Bakery could incur an uninsured loss that could damage its business.

CHANGES IN LAWS

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Artisanal Cheese & Hemstroughts Bakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

CONFLICT OF INTEREST WITH COMPANIES AND THEIR MANAGEMENT

In many ways, your interests and the interests of Artisanal Cheese & Hemstroughts Bakery's management will coincide: you both want Artisanal Cheese & Hemstroughts Bakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Artisanal Cheese & Hemstroughts Bakery to act conservative while Artisanal Cheese & Hemstroughts Bakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

FUTURE INVESTORS MIGHT HAVE SUPERIOR RIGHTS

If Artisanal Cheese & Hemstroughts Bakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Artisanal Cheese & Hemstroughts Bakery or management), which is responsible for monitoring Artisanal Cheese & Hemstroughts Bakery's compliance with the law. Artisanal Cheese & Hemstroughts Bakery will not be required to implement these and other investor protections.

YOU DO HAVE A DOWNSIDE

Conversely, if Artisanal Cheese & Hemstroughts Bakery fails to generate enough revenue, you could lose some or all of your money.

LACK OF GUARANTY

The Investment Certificates are not personally guaranteed by any of the founders or any other person.

COVID-19 IMPACT

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

REAL ESTATE RISK

Artisanal & Hemstroughts is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Artisanal & Hemstroughts is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

LIMITED OPERATING HISTORY

Artisanal & Hemstroughts is a newly established entity and has no history for prospective investors to consider.

YOU HAVE A LIMITED UPSIDE

Notes include a maximum amount you can receive. You cannot receive more than that even if Artisanal & Hemstroughts is significantly more successful than your initial expectations.